UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*

                          Standard Motor Products, Inc.
    ------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $2.00 per share
    ------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    853666105
                     --------------------------------------
                                 (CUSIP Number)


                                December 31, 2006
    ------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [x] Rule 13d-1(c)
     [ ] Rule 13d-1(d)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13G

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CUSIP No.: 853666105
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1  NAME OF REPORTING PERSON

   ARTHUR D. DAVIS
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [  ]
                                                                        (b) [  ]

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3  SEC USE ONLY
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4  CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
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                           5 SOLE VOTING POWER
                                     372,745
NUMBER OF SHARES           -----------------------------------------------------
  BENEFICIALLY             6  SHARED VOTING POWER
   OWNED BY                            545,558
     EACH                  -----------------------------------------------------
   REPORTING               7  SOLE DISPOSITIVE POWER
    PERSON                                  372,745
     WITH                  -----------------------------------------------------
                           8 SHARED DISPOSITIVE POWER
                                                        545,558
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   918,303
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    4.9%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

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CUSIP No.:  853666105

ITEM 1.

         (a)      Name of Issuer: STANDARD MOTOR PRODUCTS, INC.

         (b)      Address of Issuer's Principal Executive Offices:
                  37-18 NORTHERN BOULEVARD
                  LONG ISLAND CITY, NEW YORK 11101

ITEM 2.

         (a) Name of Person Filing:
                  ARTHUR D. DAVIS

         (b)      Address of Principal Business Office or, if none, Residence:
                  C/O W. BIRCH DOUGLASS, III, ESQ. ONE JAMES CENTER 901 E. CARY STREET RICHMOND, VA 23219

         (c)      Citizenship:
                  UNITED STATES OF AMERICA

         (d) Title of Class of Securities:
                  COMMON STOCK, PAR VALUE $2.00 PER SHARE ("COMMON STOCK")

         (e)      CUSIP Number: 853666105

ITEM 3.

NOT APPLICABLE.

ITEM 4.  OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:                                          918,303
                                                          ----------------------
(b) Percent of class:                                                       4.9%
                                                          ----------------------
(c) Number of shares as to which the person has:

         (i)   sole power to vote or to direct the vote                 372,745
                                                          ----------------------
         (ii)  shared power to vote or to direct the vote               545,558
                                                          ----------------------
         (iii) sole power to dispose or to direct the disposition of    372,745
                                                          ----------------------
         (iv) shared power to dispose or to direct the disposition of   545,558
                                                          ----------------------


ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Of the shares reported in Item 4 above, (i) 313,300 shares are held by trusts for the benefit of Mr. Davis' family, of which trusts Mr. Davis is trustee; (ii) 445,393 shares are held by trusts for the benefit of Mr. Davis' immediate and extended family, of which trusts Mr. Davis is co-trustee; (iii) 47,925 shares are held by trusts for the benefit of Mr. Davis and a family member, of which trusts Mr. Davis is a co-trustee and (iv) 52,240 shares underlie debentures held by a trust for the benefit Mr. Davis' family, of which trust Mr. Davis is a co-trustee.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

NOT APPLICABLE.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

NOT APPLICABLE.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

NOT APPLICABLE.

ITEM 10.  CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2009

                             By: /s/ Arthur D. Davis

                              Name: Arthur D. Davis